THE GYMBOREE CORPORATION

500 Howard Street

San Francisco, California 94105

(415) 278-7000

December 6, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Damon Colbert

Re:	The Gymboree Corporation

Registration Statement on Form S-3

File No. 333-53490 – Request for Withdrawal

Dear Mr. Colbert:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Gymboree Corporation (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Company’s above-referenced Registration Statement (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on November 23, 2010 (the “Post-Effective Amendment”).

The Company’s Post-Effective Amendment was filed in error. No securities were sold pursuant to the Post-Effective Amendment. Accordingly, the Company requests the withdrawal of the Post-Effective Amendment as soon as possible.

Thank you for your attention to this matter. Please contact the undersigned at (415) 278-7228 if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

The Gymboree Corporation

By:	/s/ Kimberly Holtz MacMillan
Name: Kimberly Holtz MacMillan
Title: Vice President, General Counsel